JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

June 10, 2025

Mr. Brent J. Fields

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Mr. Fields:

As requested by the Staff, this letter is being resubmitted on June 17, 2025, to make certain modifications to the Trust’s responses. This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, via EDGAR on May 30, 2025, and on a conference call on June 6, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 285 to the registration statement of the Trust, which was filed on May 30, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 285 was filed to register shares of two new series of the Trust, the REX-OspreyTM ETH + Staking ETF and REX-OspreyTM SOL + Staking ETF (each a “Fund” and collectively, the “Funds”).1 We have summarized your correspondence below and supplemented it with certain additional points pertaining to our discussions. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

Comment: On April 30, 2025, the Staff filed a letter via EDGAR that conveyed the Staff’s concerns with the PEA (the “Staff Letter”) – a copy of the Staff Letter is attached hereto as Exhibit A. Among other things, the Staff Letter indicated that the Staff had unresolved questions whether the Funds, if structured and operated as proposed, would be able to meet the definition of “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff Letter requested a response and inclusion of an email that was sent to the Staff on May 29, 2025 – a copy of the May 29, 2025 email is attached hereto as Exhibit B.

[1].	PEA No. 213 was initially filed to register shares of seven new series of the Trust, the Rex-Osprey TRUMP ETF, Rex-Osprey ETH ETF, Rex-Osprey BTC ETF, Rex-Osprey SOL ETF, Rex-Osprey XRP ETF, Rex-Osprey BONK ETF, and Rex-Osprey DOGE ETF. As we previously advised you in the Prior Response, the naming convention for the new series with ETH and SOL as the Reference Asset will be the REX-OspreyTM ETH + Staking ETF and REX-OspreyTM SOL + Staking ETF. As we have advised you in e-mail communications, the Rex-Osprey series that are the subject of PEA No. 213, other than the Funds, are being delayed, as requested by the Staff.

Mr. Brent J. Fields

Division of Investment Management

U.S. Securities and Exchange Commission

June 10, 2025

On June 6, 2025, we had a call with the Staff (the “June 6 Call”) seeking clarification of the Staff’s comments in the Staff Letter and to what specifically the Staff wished for us to address in a response letter. On the June 6 Call, the Staff clarified its views that were conveyed in a call occurring on May 29, 2025 (the “May 29 Call”) by confirming that the Funds must invest at least 40% of their assets in “investment securities” (as defined in Section 3(a)(2) of the 1940 Act) to qualify as “investment companies” as defined in Section 3(a)(1)(C) of the 1940 Act.

Response: The Trust acknowledges the Staff’s concerns set forth in the Staff Letter and clarified on the June 6 Call. Although the Trust still believes the Funds are appropriately registered as investment companies, the Trust and the investment adviser to the Funds (the “Adviser”) are willing to adjust the investment strategies of each Fund to address the Staff’s concerns. In doing so, the Trust and the Adviser will follow the Staff’s guidance that the Funds would clearly qualify as investment companies under Section 3(a)(1)(C) if each Fund had 40% of its assets in investment securities. Accordingly, each Fund’s principal investment strategy will be revised to disclose that the Fund will invest at least 40% of its total assets in investment securities, which will include the securities issued by exchange-traded funds (“ETFs”) and exchange-traded products (“ETPs”) that invest in or obtain exposure to ETH or SOL, as applicable. Sample portfolios for each Fund are as follows:

ETH + Staking ETF

1.	Non-US ETH + Staking ETPs: 80-89%%
2.	ETH: 10-15%
3.	Liquid Staking Tokens): 1-5%

SOL + Staking ETF Non-US SOL + Staking ETPs2: 40-45%

1.	SOL: 50-54%
2.	Liquid Staking Tokens (e.g., JitoSOL): 1-5%

For purposes of the definition of investment company set forth in Section 3(a)(1)(C), the mix of investment securities to total assets will be calculated as follows:

➢	The numerator will consist of securities of ETPs and ETFs[3] that invest in the applicable Reference Asset (or have exposure to the applicable Reference Asset), and other securities as may be set forth in each Fund’s registration statement, as amended from time to time. Each Fund’s interest in its Cayman Sub, direct holdings in its Reference Asset, staking arrangements that are not securities, cash, and government securities will not be included in the numerator.

2.	If the Adviser encounters capacity issues with respect to any non-US ETPs, the Adviser intends to add US-listed investment companies to the portfolio.

3.	The ETFs may include registered investment companies or foreign investment companies. The ETPs will include exchange-traded products that are not registered under the Investment Company Act but whose shares are registered under the Securities Act, or are exempt from registration under the Securities Act, including Regulation S. The ETPs will include non-U.S. issuers and ETPs that trade on non-U.S. exchanges.

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Mr. Brent J. Fields

Division of Investment Management

U.S. Securities and Exchange Commission

June 10, 2025

➢	The denominator will include all assets held by each Fund, excluding Government securities and cash items.

The mix of assets set forth above will make the Funds investment companies under Section 3(a)(1)(C). We note that Section 3(b)(1) exempts issuers that inadvertently fall within the definition of investment company under Section 3(a)(1)(C) that are engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities. The Funds obviously do not wish to avail themselves of Section 3(b)(1) and do not believe Section 3(b)(1) is available in any event.

With regard to the Staff’s comment regarding Rule 6c-11, we note that in order for the Funds to be able to rely on Rule 6c-11 they must meet the definition of “exchange-traded funds.” We assume the Staff is referring in the Staff Letter to the relevant portion of the definition which provides that an exchange-traded fund is a “registered open-end management company.” As of May 30, 2025, when the Funds’ registration statement went effective, the Funds are “registered” as “open-end management companies.” We also believe that any doubt with respect to whether the Funds can rely upon Rule 6c-11 should be resolved by the Funds conclusively being investment companies under Section 3(a)(1)(C).

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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Mr. Brent J. Fields

Division of Investment Management

U.S. Securities and Exchange Commission

June 10, 2025

EXHIBIT A

Staff Letter

May 30, 2025

VIA E-mail

John H. Lively

Practus, LLP

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Re:	ETF Opportunities Trust
Post-Effective Amendment on Form N-1A File Nos. 333-234544, 811-23439

Dear Mr. Lively:

On January 21, 2025, ETF Opportunities Trust (the “Trust”) filed a post-effective amendment pursuant to rule 485(a) under the Securities Act (the “PEA”) to register seven new ETF series, including REX-Osprey ETH ETF and REX-Osprey SOL ETF (the “Funds”). Based upon our review of the PEA, the staff sent you a comment letter dated March 7, 2025. On April 15, 2025, you filed on EDGAR a letter to respond to certain staff comments, as well as to propose substantial changes to the Funds’ principal investment strategies, the Funds’ names, and to make corresponding revisions to and add relevant disclosures in the Funds’ registration statement. On May 2, 2025, the staff provided you with additional comments based on those responses. You filed a subsequent response letter on EDGAR on May 14, 2025, again proposing to make substantive changes to the Funds’ principal investment strategies and prospectus disclosures. The staff issued another round of comments to you on May 23, 2025, and you filed a response on May 27, 2025, responding to those comments. On May 28, 2025, the staff discussed with you our outstanding concerns, to which you responded via email on May 29. The staff informed you later that day that we continue to have questions and concerns about the Funds’ proposed structure and operations and requested that the Funds continue to delay effectiveness of the registration statement. The Funds’ registration statement went effective May 30, 2025, without resolution of staff comments.

As we have communicated to you on several occasions, Commission staff continues to have unresolved questions whether the Funds, if structured and operated as proposed, would be able to meet the definition of “investment company” under the Investment Company Act.1 We are, therefore, also concerned that the Funds may have improperly filed their registration statement on Form N-1A and that disclosures in the registration statement regarding the Funds’ status as investment companies may be potentially misleading. Furthermore, to the extent that the Funds are not able to meet the definition of “investment company” under the Investment Company Act, the staff is concerned that the Funds would not satisfy the applicable exchange’s generic listing standards for ETFs relying on rule 6c-11 under the Investment Company Act. To the extent that these concerns remain unresolved, the Commission staff will consider the appropriate next steps to ensure compliance with the federal securities laws.

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[1]	See Section 3(a)(1)(A) of the Investment Company Act, which defines “investment company” to include any issuer which “is or holds itself out as being primarily engaged, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” See also Section 3(a)(1)(C), which defines “investment company” to include any issuer which “is engaged or propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

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Mr. Brent J. Fields

Division of Investment Management

U.S. Securities and Exchange Commission

June 10, 2025

A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. Please file your May 29th email submission as correspondence on EDGAR, which will be made public consistent with the staff’s filing review process. We remind you that the Funds and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6844.

Sincerely,

/s/ Brent J. Fields
Brent J. Fields
Associate Director

cc:	Stephen G. Topetzes, K&L Gates, Counsel to the Independent Trustees Natasha Vij Greiner, Director

Kaitlin Bottock, Assistant Director

Andrea Ottomanelli Magovern, Assistant

Director Kyle Ahlgren, Branch Chief

Asen Parachkevov, Branch

Chief Jaea Hahn, Senior

Counsel

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Mr. Brent J. Fields

Division of Investment Management

U.S. Securities and Exchange Commission

June 10, 2025

EXHIBIT B

May 29 Email

As requested yesterday, set forth below are potential portfolios for the ETFs.  Please note these are range-based estimated portfolios for the ETFs.  The Adviser reserves the right and has absolute discretion to change the portfolio based on its view of the markets upon launch and during active management of the ETFs in consideration of the Adviser’s fiduciary obligations and its desire to create the best product for fund shareholders.

ETH + Staking ETF

4.	Non-US ETH + Staking ETPs (e.g., 3iQ’s ETHQ): 35-55%
5.	ETH: 40-60%
6.	Staked ETH: 15% (i.e.,15% of the whole ETF)
7.	Liquid Staking Tokens (e.g., LsETH): 1-5%

SOL + Staking ETF

3.	Non-US SOL + Staking ETPs (e.g., 3iQ’s SOLQ): 5-15%
4.	SOL: 80-90%
5.	Staked SOL: 40-60% (i.e., 40-60% of the whole ETF)
6.	Liquid Staking Tokens (e.g., JitoSOL): 1-5%

We believe that the Funds meet the definition of investment company under both of Section 3(a)(1)(A) and Section 3(a)(1)(C) (recognizing that either one or the other is sufficient but are distinctly different). In addition, the Fund notes that Congress adopted the 1940 Act to protect investors and, for that reason, virtually all guidance from the Commission that the Fund is aware of has been aimed at preventing companies from avoiding regulation by the 1940 Act. The Funds, by contrast, are not seeking to avoid regulation by the 1940 Act, but rather they are agreeing to comply with the 1940 Act and offer its investors the protections afforded thereby by affirmatively registering as an investment company thereunder.

These ranges noted above satisfy the quantitative 40% test set forth in Section 3(a)(1)(C).  This is so because it means the Funds will be proposing to engage in the business of investing, reinvesting, owning, holding, or trading in securities, AND owns or proposes to acquire investment securities having a value exceeding 40 percent of their total assets.  This takes into account that the interests in ETPs are securities, that the staking arrangements may be investment contracts, the LSTs may be securities, and SOL may be a security under the 1940 Act.

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Mr. Brent J. Fields

Division of Investment Management

U.S. Securities and Exchange Commission

June 10, 2025

We also wish to reiterate that the quantitative test under 3(a)(1)(C) should not be conflated with the “primarily engaged test” under 3(a)(1)(A).  In this regard, we note that the Tonopah factors used to determine whether an issuer is “primarily engaged” in investing in securities is a facts and circumstances test with no one factor being dispositive and that in considering these factors the Commission and courts look to see how each factor impacts an investor’s view of the company’s purpose.

As mentioned in our second response, the first three factors all support the Funds being primarily engaged in the business of investing in securities (even without assuming ETH and SOL are securities) because: (i) the company’s historical development; (ii) its public representations of policy; and (iii) the activity of its directors, officers, and employees all obviously suggest the Funds will invest in ETPs and as part of its primary business.  The last two factors – (iv) the nature of its present assets and (v) the sources of its present income, have to be viewed under the “proposes” and “holds itself out” lenses.  The very fact that these are non-determinative factors suggests that the staff’s view articulated in the call yesterday that an issuer must have at least 40% of its assets in securities would render the rest of the test meaningless (not to mention Section 3(a)(1)(A) itself would be meaningless).  Moreover, because almost all of each Fund’s income will be from ETPs, staking arrangements or LSTs, it can be argued that almost 100% of each Fund’s expected income will be from securities investments.  Accordingly, setting aside the nature of its present assets, 4 out of 5 Tonopah factors weigh in favor of each Fund being an investment company and investing in securities as being part of its primary business.  We also assert that the estimated portfolios listed above result in the present assets factor also weighing in favor of the Funds being investment companies.

We also note that these proposed ranges are higher than most commodity funds that the staff has allowed to register as investment companies.  In particular, the funds listed below do not (or did not) hold ANY “investment securities” and therefore would not meet the staff’s tests articulated in our call yesterday (i.e., they have zero investment securities and the primary business is quite clearly investing in commodities, not securities).  For example, see below:

Simplify Market Managed Futures Strategy (94% in U.S. Gov’t Treasuries – which are excluded for purposes of 3(a)(1)(C))

Simplify Commodities Strategy No K-1 ETF (same)

Simplify Bitcoin Strategy PLUS Income ETF (303.2% U.S. Treasuries)

https://www.sec.gov/ix?doc=/Archives/edgar/data/1810747/000182912624006177/simplifyetf_ncsr.htm

COHEN & STEERS ACTIVE COMMODITIES STRATEGY FUND, INC. (inactive since 2018) (It did not hold itself out as investing in securities at all)  https://www.sec.gov/Archives/edgar/data/1600215/000119312517270578/d313351d485bpos.htm

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Mr. Brent J. Fields

Division of Investment Management

U.S. Securities and Exchange Commission

June 10, 2025

We also note that there are commodities funds whose securities are registered under the 1933 Act but the fund is not registered under the 1940 Act that have more actual securities exposures.  (e.g., See Amplify Commodity Trust which holds shares of money market funds and not U.S. Treasuries as collateral https://www.sec.gov/ix?doc=/Archives/edgar/data/0001610940/000121390024082617/ea0214601-10k_amplify.htm) (these are based on cursory non-exhaustive searches).

Under the potential portfolios listed above, the Funds should be viewed as “proposing to engage” in an investment company business either under 3(a)(1)(A) or 3(a)(1)(C).  They could go above 40% at any time, but importantly the Funds will have the flexibility to manage the portfolio to maximize investor returns.  Section 3(a)(1)(C) includes an issuer which “proposes to engage” in the business of investing in investment securities and “proposes to acquire” investment securities meaning that an investment company is not required to hold more than 40% in securities at all times.

We also note that the staff permitted the KKR Real Estate Select Trust Inc. to register (and declared it effective) after the Staff made the same comment regarding its eligibility to register as an investment company.  We agree with the response given by this KKR Fund and we highlight footnote 2 in the response regarding special situation investment companies.  See here:  https://www.sec.gov/Archives/edgar/data/1803958/000119312520280925/filename1.htm

The client intends to go effective on Friday.  If you have any follow-up questions, please contact John Lively at (913) 523-6112.

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